January 25, 2021

VIA EDGAR

Mr. David Gessert

Mr. Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Mosaic ImmunoEngineering Inc.
Amendment No. 1 to Registration Statement on Form S-3/A
File No. 333-251261

Dear Messrs. Gessert and Buchmiller:

Mosaic ImmunoEngineering Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-3/A be accelerated so that it will become effective at 4:00 p.m. Eastern time on January 29, 2021, or as soon thereafter as practicable.

This letter constitutes the Company’s confirmation of its awareness of its obligations under the Act.

Please telephone the undersigned at (657) 208-0890 or Dean Colucci of Duane Morris LLP at (973) 424-2020 if you have any questions with respect to the foregoing.

Very truly yours, Mosaic ImmunoEngineering Inc.

By:	/s/ Steven King
Name:	Steven King
Title:	President and Chief Executive Officer

cc:

Dean M. Colucci, Esq.

Duane Morris LLP

1537 S. Novato Blvd, Novato CA 94947

www.mosaicie.com | info@mosaicie.com